MPM TECHNOLOGIES, INC.
                                199 POMEROY ROAD
                              PARSIPPANY, NJ 07054

December 17, 2008

Ms. Tracie Towner
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0405

Re:  MPM Technologies, Inc.
     Form 10-KSB for Fiscal Year Ended December 31, 2007
     File No. 0-14910

Number of pages: 2
Fax number: 202-772-9368

Dear Ms. Towner,

This letter is in response to your July 31, 2008 letter. As you may recall, we had a telephone conversation a couple of weeks ago regarding our potential response. During that conversation, I told you that I had previously asked about the need to include a cash flow table in our response including probabilities of various outcomes as contemplated by SFAS 144.

At that time, you told me that we did not need to include such table. Accordingly, I prepared our June response without including the table. After receiving your July 31, 2008 response, I again asked you when we spoke a couple of week ago if such a table was what you were looking for. You again told me that you did not think we needed a cash flow table. You said you were looking for a little more information.

I asked if you could be more specific about the information you were looking for. You asked me if you could review the file and get back to me. I gave you my cell telephone number, and you said you would look over the file and call me.

I did not hear from you. Accordingly, I am again asking you if you could assist me in preparing an appropriate response by letting me know what types of other information you are looking for in that response.

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Thank you in advance for your help.

Sincerely,




Glen Hjort
Chief Financial Officer


cc:  Michael J. Luciano
     President